Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2020 and 2019 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of June 30, 2020 and 2019, the related consolidated statements of comprehensive income for the three months ended June 30, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the six months ended June 30, 2020 and 2019, and related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2020 and 2019, and of its consolidated financial performance for the three months ended June 30, 2020 and 2019, as well as of its consolidated financial performance and its consolidated cash flows for the six months ended June 30, 2020 and 2019 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Dien Sheng Chang and Ching Pin Shih.

/s/ Dien Sheng Chang	/s/ Ching Pin Shih

Deloitte & Touche

Taipei, Taiwan

Republic of China

August 5, 2020

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2020 (Reviewed)		December 31, 2019 (Audited)		June 30, 2019 (Reviewed)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$19,150,169	4	$34,049,643	7	$36,551,150	7
Financial assets at fair value through profit or loss (Note 7)	8,490	—	516	—	3,071	—
Hedging financial assets (Note 20)	2,358	—	327	—	1,803	—
Contract assets (Note 29)	4,518,827	1	4,441,196	1	4,667,108	1
Trade notes and accounts receivable, net (Notes 9 and 29)	26,710,646	5	26,407,783	6	27,704,025	6
Receivables from related parties (Note 37)	24,575	—	16,834	—	22,258	—
Inventories (Notes 10 and 38)	18,139,775	4	17,344,276	4	15,256,997	3
Prepayments (Note 11)	4,876,590	1	1,883,259	—	4,937,925	1
Other current monetary assets (Note 12)	6,665,163	1	7,498,564	2	18,684,258	4
Other current assets (Notes 19 and 38)	2,088,318	—	2,429,664	—	2,633,792	1

Total current assets	82,184,911	16	94,072,062	20	110,462,387	23

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	709,137	—	778,105	—	508,262	—
Financial assets at fair value through other comprehensive income (Note 8)	6,899,935	1	7,268,917	2	6,649,385	1
Investments accounted for using equity method (Note 14)	7,248,984	1	7,354,226	2	3,033,826	1
Contract assets (Note 29)	2,456,073	—	2,600,913	—	2,406,011	—
Property, plant and equipment (Notes 15, 37 and 38)	279,607,696	55	283,694,215	59	283,593,894	58
Right-of-use assets (Note 16)	11,331,980	3	11,364,249	2	11,529,946	2
Investment properties (Note 17)	8,213,568	2	8,169,393	2	8,272,336	2
Intangible assets (Note 18)	93,390,023	19	47,046,525	10	48,933,945	10
Deferred income tax assets (Note 3)	3,260,000	1	3,258,607	1	3,545,648	1
Incremental costs of obtaining contracts (Note 29)	955,755	—	942,652	—	1,010,011	—
Net defined benefit assets (Note 3)	2,253,023	—	2,127,335	—	966,175	—
Prepayments (Note 11)	2,495,825	1	2,679,335	1	2,843,759	1
Other noncurrent assets (Notes 19, 38 and 39)	4,996,357	1	6,101,704	1	5,708,768	1

Total noncurrent assets	423,818,356	84	383,386,176	80	379,001,966	77

TOTAL	$506,003,267	100	$477,458,238	100	$489,464,353	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$60,000	—	$90,000	—	$95,000	—
Short-term bills payable (Note 22)	15,989,896	3	—	—	—	—
Financial liabilities at fair value through profit or loss (Note 7)	—	—	239	—	1,081	—
Contract liabilities (Notes 29 and 37)	18,190,895	4	16,839,830	4	14,724,134	3
Trade notes and accounts payable (Note 24)	12,478,030	3	15,312,274	3	15,320,902	3
Payables to related parties (Note 37)	377,082	—	653,983	—	398,515	—
Current tax liabilities (Note 3)	4,481,301	1	4,020,670	1	4,350,756	1
Lease liabilities (Notes 16, 34 and 37)	3,234,958	1	3,291,330	1	3,392,703	1
Dividends payable (Note 28)	32,782,969	7	—	—	34,745,603	7
Other payables (Note 25)	20,643,141	4	22,952,488	5	20,990,148	5
Provisions (Note 26)	199,592	—	206,942	—	145,412	—
Other current liabilities	955,771	—	983,789	—	997,872	—

Total current liabilities	109,393,635	23	64,351,545	14	95,162,126	20

NONCURRENT LIABILITIES
Contract liabilities (Note 29)	6,766,426	1	6,841,485	2	6,369,959	1
Long-term loans (Notes 23 and 38)	1,600,000	—	1,600,000	—	1,600,000	—
Deferred income tax liabilities (Note 3)	1,946,820	—	1,912,305	—	1,954,700	—
Provisions (Note 26)	101,240	—	97,382	—	82,890	—
Lease liabilities (Notes 16, 34 and 37)	6,381,335	1	6,466,808	1	6,341,162	1
Customers’ deposits (Note 37)	4,633,829	1	4,747,644	1	4,646,748	1
Net defined benefit liabilities (Note 3)	3,565,979	1	3,504,617	1	3,613,320	1
Other noncurrent liabilities	1,832,489	—	1,542,687	—	1,447,349	—

Total noncurrent liabilities	26,828,118	4	26,712,928	5	26,056,128	4

Total liabilities	136,221,753	27	91,064,473	19	121,218,254	24

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 28)
Common stocks	77,574,465	15	77,574,465	16	77,574,465	16

Additional paid-in capital	171,274,191	34	171,255,985	36	171,255,580	35

Retained earnings
Legal reserve	77,574,465	15	77,574,465	16	77,574,465	16
Special reserve	2,675,419	1	2,675,419	1	2,675,419	1
Unappropriated earnings	30,416,491	6	46,341,361	10	29,269,371	6

Total retained earnings	110,666,375	22	126,591,245	27	109,519,255	23

Others	187,475	—	688,548	—	226,265	—

Total equity attributable to stockholders of the parent	359,702,506	71	376,110,243	79	358,575,565	74
NONCONTROLLING INTERESTS (Notes 13 and 28)	10,079,008	2	10,283,522	2	9,670,534	2

Total equity	369,781,514	73	386,393,765	81	368,246,099	76

TOTAL	$506,003,267	100	$477,458,238	100	$489,464,353	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended June 30				Six Months Ended June 30
	2020		2019		2020		2019
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 29, 37 and 43)	$47,807,864	100	$50,108,175	100	$95,957,863	100	$101,439,336	100
OPERATING COSTS (Notes 10, 27, 29, 30, 37 and 43)	29,801,214	62	32,267,298	65	60,192,014	63	65,748,086	65

GROSS PROFIT	18,006,650	38	17,840,877	35	35,765,849	37	35,691,250	35

OPERATING EXPENSES (Notes 9, 27, 30, 37 and 43)
Marketing	5,177,839	12	5,483,018	11	10,250,395	11	10,890,909	11
General and administrative	1,147,680	2	1,140,567	2	2,361,180	2	2,311,725	2
Research and development	961,020	2	954,352	2	1,897,196	2	1,875,311	1
Expected credit loss (reversal of credit loss)	97,841	—	(45,808)	—	103,978	—	(101,761)	—

Total operating expenses	7,384,380	16	7,532,129	15	14,612,749	15	14,976,184	14

OTHER INCOME AND EXPENSES (Note 30)	(11,154)	—	(4,707)	—	(11,834)	—	(9,212)	—

INCOME FROM OPERATIONS	10,611,116	22	10,304,041	20	21,141,266	22	20,705,854	21

NON-OPERATING INCOME AND EXPENSES
Interest income	32,789	—	76,931	—	72,175	—	129,534	—
Other income (Notes 30 and 37)	286,426	1	279,330	1	329,618	—	335,676	—
Other gains and losses (Notes 30, 36 and 37)	(66,940)	—	(4,308)	—	(22,951)	—	(23,676)	—
Interest expenses (Notes 16, 30 and 37)	(48,008)	—	(25,594)	—	(90,395)	—	(51,438)	—
Share of profits of associates accounted for using equity method (Note 14)	127,846	—	137,878	—	164,920	—	217,051	—

Total non-operating income and expenses	332,113	1	464,237	1	453,367	—	607,147	—

INCOME BEFORE INCOME TAX	10,943,229	23	10,768,278	21	21,594,633	22	21,313,001	21
INCOME TAX EXPENSE (Notes 3 and 31)	2,090,243	4	2,011,780	4	4,194,283	4	4,029,790	4

NET INCOME	8,852,986	19	8,756,498	17	17,400,350	18	17,283,211	17

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 28 and 36)	955,207	2	(124,403)	—	(445,709)	—	(283,391)	—
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	2,358	—	4,522	—	2,031	—	734	—
Share of remeasurements of defined benefit pension plans of associates (Note 14)	—	—	—	—	725	—	—	—

	957,565	2	(119,881)	—	(442,953)	—	(282,657)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended June 30				Six Months Ended June 30
	2020		2019		2020		2019
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$(67,533)	—	$39,468	—	$(79,309)	—	$62,998	—
Share of exchange differences arising from the translation of the foreign operations of associates (Note 14)	(1,047)	—	146	—	(1,235)	—	316	—

	(68,580)	—	39,614	—	(80,544)	—	63,314	—

Total other comprehensive income (loss), net of income tax	888,985	2	(80,267)	—	(523,497)	—	(219,343)	—

TOTAL COMPREHENSIVE INCOME	$9,741,971	21	$8,676,231	17	$16,876,853	18	$17,063,868	17

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,574,040	18	$8,568,370	17	$16,857,374	18	$16,924,452	17
Noncontrolling interests	278,946	1	188,128	—	542,976	—	358,759	—

	$8,852,986	19	$8,756,498	17	$17,400,350	18	$17,283,211	17

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,470,213	20	$8,485,493	17	$16,357,026	17	$16,690,803	17
Noncontrolling interests	271,758	1	190,738	—	519,827	1	373,065	—

	$9,741,971	21	$8,676,231	17	$16,876,853	18	$17,063,868	17

EARNINGS PER SHARE (Note 32)
Basic	$1.11		$1.10		$2.17		$2.18

Diluted	$1.11		$1.10		$2.17		$2.18

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 28)
						Others
							Unrealized Gain
						Exchange	or Loss on
						Differences	Financial Assets
						Arising from the	at Fair Value
			Retained Earnings			Translation of	Through Other	Gain or Loss		Noncontrolling
		Additional			Unappropriated	the Foreign	Comprehensive	on Hedging		Interests
	Common Stocks	Paid-in Capital	Legal Reserve	Special Reserve	Earnings	Operations	Income	Instruments	Total	(Notes 13 and 28)	Total Equity
BALANCE, JANUARY 1, 2019	$77,574,465	$171,136,764	$77,574,465	$2,675,419	$47,090,522	$(79,427)	$538,272	$1,069	$376,511,549	$9,990,345	$386,501,894
Appropriation of 2018 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(34,745,603)	—	—	—	(34,745,603)	—	(34,745,603)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(709,817)	(709,817)
Change in additional paid-in capital from investments in associates accounted for using equity method	—	119,628	—	—	—	—	—	—	119,628	942	120,570
Net income for the six months ended June 30, 2019	—	—	—	—	16,924,452	—	—	—	16,924,452	358,759	17,283,211
Other comprehensive income (loss) for the six months ended June 30, 2019	—	—	—	—	—	41,848	(276,231)	734	(233,649)	14,306	(219,343)

Total comprehensive income (loss) for the six months ended June 30, 2019	—	—	—	—	16,924,452	41,848	(276,231)	734	16,690,803	373,065	17,063,868

Share-based payment transactions of subsidiaries	—	(812)	—	—	—	—	—	—	(812)	15,999	15,187

BALANCE, JUNE 30, 2019	$77,574,465	$171,255,580	$77,574,465	$2,675,419	$29,269,371	$(37,579)	$262,041	$1,803	$358,575,565	$9,670,534	$368,246,099

BALANCE, JANUARY 1, 2020	$77,574,465	$171,255,985	$77,574,465	$2,675,419	$46,341,361	$(148,377)	$836,598	$327	$376,110,243	$10,283,522	$386,393,765
Appropriation of 2019 earnings
Cash dividends declared by Chunghwa	—	—	—	—	(32,782,969)	—	—	—	(32,782,969)	—	(32,782,969)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(775,420)	(775,420)
Change in additional paid-in capital from investments in associates accounted for using equity method	—	(5,680)	—	—	—	—	—	—	(5,680)	47	(5,633)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	(103)	—	—	—	—	—	—	(103)	103	—
Net income for the six months ended June 30, 2020	—	—	—	—	16,857,374	—	—	—	16,857,374	542,976	17,400,350
Other comprehensive income (loss) for the six months ended June 30, 2020	—	—	—	—	725	(72,813)	(430,291)	2,031	(500,348)	(23,149)	(523,497)

Total comprehensive income (loss) for the six months ended June 30, 2020	—	—	—	—	16,858,099	(72,813)	(430,291)	2,031	16,357,026	519,827	16,876,853

Share-based payment transactions of subsidiaries	—	23,989	—	—	—	—	—	—	23,989	50,929	74,918

BALANCE, JUNE 30, 2020	$77,574,465	$171,274,191	$77,574,465	$2,675,419	$30,416,491	$(221,190)	$406,307	$2,358	$359,702,506	$10,079,008	$369,781,514

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$21,594,633	$21,313,001
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	15,449,012	15,432,100
Amortization	2,123,708	2,129,015
Amortization of incremental costs of obtaining contracts	390,281	690,939
Expected credit loss (reversal of credit loss)	103,978	(101,761)
Interest expenses	90,395	51,438
Interest income	(72,175)	(129,534)
Dividend income	(236,296)	(240,849)
Compensation cost of share-based payment transactions	3,291	859
Share of profits of associates accounted for using equity method	(164,920)	(217,051)
Loss on disposal of property, plant and equipment	11,834	9,066
Loss on disposal of intangible assets	—	146
Loss on disposal of financial instruments	1,788	—
Gain on disposal of investments accounted for using equity method	—	(30,152)
Provision for inventory and obsolescence	195,690	240,511
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	68,170	5,997
Others	(52,142)	7,844
Changes in operating assets and liabilities
Decrease (increase) in:
Contract assets	67,414	140,300
Trade notes and accounts receivable	(343,907)	2,463,779
Receivables from related parties	(7,741)	2,012
Inventories	(991,189)	(376,793)
Prepayments	(2,793,263)	(3,104,099)
Other current monetary assets	116,838	(1,033,337)
Other current assets	341,346	(57,708)
Incremental cost of obtaining contracts	(403,384)	(365,920)
Increase (decrease) in:
Contract liabilities	1,276,006	4,114,091
Trade notes and accounts payable	(2,832,771)	(5,143,953)
Payables to related parties	(276,901)	(519,436)
Other payables	(3,302,263)	(2,127,402)
Provisions	(3,492)	21,475
Other current liabilities	(17,632)	(154,345)
Net defined benefit plans	(64,326)	277,297

Cash generated from operations	30,271,982	33,297,530
Interest paid	(100,499)	(51,438)
Income tax paid	(3,700,530)	(4,072,590)

Net cash provided by operating activities	26,470,953	29,173,502

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2020	2019
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	$(77,360)	$—
Purchase of financial assets at fair value through profit or loss	(38,944)	—
Proceeds from disposal of financial assets at fair value through profit or loss	29,741	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(2,693,369)	(12,308,334)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	3,800,695	4,654,443
Proceeds from disposal of agreements collateralized by bonds with maturities of more than three months	15,335	—
Proceeds from disposal of investments accounted for using equity method	—	32,470
Acquisition of property, plant and equipment	(9,243,623)	(10,315,387)
Proceeds from disposal of property, plant and equipment	24,749	23,887
Acquisition of intangible assets	(47,467,328)	(119,123)
Acquisition of investment properties	(54,435)	—
Decrease (increase) in other noncurrent assets	42,453	(503,514)
Interest received	78,215	125,234
Dividends received	38,395	17,939

Net cash used in investing activities	(55,545,476)	(18,392,385)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	70,000	305,000
Repayment of short-term loans	(100,000)	(310,000)
Proceeds from short-term bills payable	29,000,000	—
Repayment of short-term bills payable	(13,000,000)	—
Decrease in customers’ deposits	(124,201)	(85,038)
Payments for the principal of lease liabilities	(2,006,065)	(1,962,191)
Increase in other noncurrent liabilities	289,802	137,019
Dividends distributed to noncontrolling interests	(6,796)	—
Change in other noncontrolling interests	71,627	14,328

Net cash provided by (used in) financing activities	14,194,367	(1,900,882)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(19,318)	26,135

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2020	2019
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$(14,899,474)	$8,906,370
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	34,049,643	27,644,780

CASH AND CASH EQUIVALENTS, END OF PERIOD	$19,150,169	$36,551,150

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on August 5, 2020.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2019. Please refer to the consolidated financial statements for the year ended December 31, 2019 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financing Reporting Interpretations Committee (IFRIC) and SIC Interpretation (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2020	December 31, 2019	June 30, 2019	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	57	57	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56	c.
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2020	December 31, 2019	June 30, 2019	Note
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100	d.
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	80	80	80
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	93	93	e.
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	—	f.
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	100	—	g.
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”)	Development of real estate	—	—	60	h.
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	i.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	j.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2020	December 31, 2019	June 30, 2019	Note
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	—	—	—	k.
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	—	—	—	l.
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	—	m.

(Concluded)

a.

Chunghwa continues to control six out of eleven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the accounts of SENAO are included in the consolidated financial statements.

b.

CHIEF issued new shares in March, November 2019 and March 2020, as its employees exercised their options. Therefore, the Company’s ownership interest in CHIEF decreased to 59.75% and 59.10% as of December 31, 2019 and June 30, 2020, respectively.

c.	SHE reduced 19.72% of its capital to offset accumulated deficits in December 2019 and the Company’s ownership interest in SHE remained the same.
d.	The Company increased its investment in CHTT proportionally in October 2019 and the Company’s ownership interest in CHTT remained the same.
e.	SENAO subscribed for all the shares in the capital increase of Youth in April 2020. Therefore, the Company’s ownership interest in Youth increased from 92.89% to 95.79%.
f.	Aval invested 100% equity shares of Wiin Technology Co., Ltd. (“Wiin”) in September 2019.
g.	SENYOUNG invested 100% equity shares of Senaolife Insurance Agent Co., Ltd. (“Senaolife”) in November 2019.
h.	TASVI completed its liquidation in September 2019.

i.

CHIEF obtained two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

j.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

k.	STF completed its liquidation in May 2019.
l.	SITJ completed its liquidation in March 2019.
m.	CHPT (International) invested 100% equity shares of Su Zhou Precision Test Tech. Ltd. (“SZPT”) in October 2019.

The following diagram presented information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of June 30, 2020.

Other Significant Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2019.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”) does not have material impacts on the Company’s consolidated financial statements.

b.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note1)
Amendments to IFRSs	Annual Improvements to IFRS Standards 2018–2020	January 1, 2022 (Note 2)
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022 (Note 3)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2023
Amendments to IAS 16	Property, Plant and Equipment - Proceeds before Intended Use	January 1, 2022 (Note 4)
Amendments to IAS 37	Onerous Contracts–Cost of Fulfilling a Contract	January 1, 2022 (Note 5)

Note 1 :	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2 :	The amendments to IFRS 9 are applied prospectively to financial liabilities that are exchanged or modified on or after the annual reporting periods beginning on or after January 1, 2022.

Note 3 :	The amendments are applicable to business combinations for which the acquisition date is on or after the annual reporting period beginning on or after January 1, 2022.

Note 4 :	The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

Note 5 :	The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations on January 1, 2022.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2020	December 31, 2019	June 30, 2019
Cash
Cash on hand	$338,300	$353,499	$425,687
Bank deposits	10,471,106	9,432,814	8,866,882

	10,809,406	9,786,313	9,292,569

Cash equivalents (investments with maturities of less than three months)
Commercial paper	5,555,831	20,109,823	12,685,341
Negotiable certificates of deposit	400,000	1,700,000	11,900,000
Time deposits	2,366,939	2,450,509	2,673,240
Repurchase agreements collateralized by bonds	17,993	2,998	—

	8,340,763	24,263,330	27,258,581

	$19,150,169	$34,049,643	$36,551,150

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit, time deposits and repurchase agreements collateralized by bonds as of balance sheet dates were as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Bank deposits	0.00%-0.35%	0.00%-0.74%	0.00%-0.85%
Commercial paper	0.28%-0.36%	0.47%-0.54%	0.43%-0.60%
Negotiable certificates of deposit	0.36%	0.58%-0.60%	0.53%-0.60%
Time deposits	0.20%-3.60%	0.09%-4.40%	0.09%-4.40%
Repurchase agreements collateralized by bonds	0.80%	1.90%	—

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2020	December 31, 2019	June 30, 2019
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$1,051	$53	$3,071
Non-derivatives
Listed stocks - domestic	7,439	463	—

	$8,490	$516	$3,071

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$458,065	$510,801	$283,353
Non-listed stocks - foreign	251,072	267,304	224,909

	$709,137	$778,105	$508,262

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$239	$1,081

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
June 30, 2020
Forward exchange contracts - buy	EUR/NT$	2020.09	EUR1,800/NT$59,242
Forward exchange contracts - sell	US$/NT$	2020.07-08	US$4,843/NT$144,143
December 31, 2019
Forward exchange contracts - buy	EUR/NT$	2020.03	EUR1,500/NT$50,910
Forward exchange contracts - buy	US$/NT$	2020.01	US$850/NT$25,524
June 30, 2019
Forward exchange contracts - buy	EUR/NT$	2019.09	EUR7,057/NT$247,073
Forward exchange contracts - buy	US$/NT$	2019.07	US$3,056/NT$95,989

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	June 30, 2020	December 31, 2019	June 30, 2019
Domestic investments
Listed stocks	$2,294,860	$2,453,616	$2,594,041
Non-listed stocks	4,478,820	4,680,931	3,879,760
Foreign investments
Non-listed stocks	126,255	134,370	175,584

	$6,899,935	$7,268,917	$6,649,385

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company holds Powtec ElectroChemical Corporation (“Powtec”) as financial assets at FVOCI. The Board of Directors of Powtec resolved in February 2020 to file a petition with court for the declaration of its bankruptcy which was adjudged by the court in April 2020. The Company evaluated and determined the fair value of such investment was nil on June 30, 2020.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2020	December 31, 2019	June 30, 2019
Trade notes and accounts receivable	$29,115,685	$28,767,539	$30,219,401
Less: Loss allowance	(2,405,039)	(2,359,756)	(2,515,376)

	$26,710,646	$26,407,783	$27,704,025

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

June 30, 2020

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-2%	0%-24%	0%-68%	0%-83%	31%-90%	31%-96%	100%
Gross carrying amount	$21,436,247	$292,224	$79,754	$50,155	$32,297	$29,229	$684,330	$22,604,236
Loss allowance (lifetime ECL)	(56,628)	(22,392)	(26,448)	(29,337)	(29,026)	(25,463)	(684,330)	(873,624)

Amortized cost	$21,379,619	$269,832	$53,306	$20,818	$3,271	$3,766	$—	$21,730,612

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,368,013	$33,150	$10,264	$54,623	$1,401	$9,018	$1,444,902	$3,921,371
Loss allowance (lifetime ECL)	(387)	(1,658)	(1,026)	(18,143)	(769)	(7,214)	(1,444,902)	(1,474,099)

Amortized cost	$2,367,626	$31,492	$9,238	$36,480	$632	$1,804	$—	$2,447,272

December 31, 2019

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-2%	0%-25%	0%-68%	0%-83%	11%-90%	17%-96%	100%
Gross carrying amount	$19,020,326	$267,902	$74,775	$46,782	$40,771	$28,021	$600,985	$20,079,562
Loss allowance (lifetime ECL)	(55,903)	(25,517)	(27,630)	(34,624)	(26,281)	(27,366)	(600,985)	(798,306)

Amortized cost	$18,964,423	$242,385	$47,145	$12,158	$14,490	$655	$—	$19,281,256

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,053,681	$78,147	$52,227	$29,527	$12,688	$1,040	$1,471,840	$5,699,150
Loss allowance (lifetime ECL)	(2,637)	(4,892)	(5,223)	(10,577)	(6,344)	(832)	(1,471,840)	(1,502,345)

Amortized cost	$4,051,044	$73,255	$47,004	$18,950	$6,344	$208	$—	$4,196,805

June 30, 2019

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due Over 181 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-3%	3%-27%	8%-69%	19%-83%	30%-90%	58%-96%	100%
Gross carrying amount	$22,155,698	$315,403	$118,468	$72,437	$36,733	$30,301	$514,108	$23,243,148
Loss allowance (Lifetime ECL)	(57,033)	(24,731)	(28,257)	(27,325)	(27,405)	(21,501)	(514,108)	(700,360)

Amortized cost	$22,098,665	$290,672	$90,211	$45,112	$9,328	$8,800	$—	$22,542,788

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,579,415	$116,036	$54,815	$82,046	$6,657	$22,276	$1,691,495	$4,552,740
Loss allowance (Lifetime ECL)	(2,289)	(5,888)	(7,466)	(24,614)	(3,402)	(17,846)	(1,691,495)	(1,753,000)

Amortized cost	$2,577,126	$110,148	$47,349	$57,432	$3,255	$4,430	$—	$2,799,740

Note a:	Please refer to Notes 29 and 43 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:	The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Six Months Ended June 30
	2020	2019
Beginning balance	$2,359,756	$2,602,055
Add: Provision for (reversal of) credit loss	105,127	(24,453)
Less: Amounts written off	(59,844)	(62,226)

Ending balance	$2,405,039	$2,515,376

10.	INVENTORIES

	June 30, 2020	December 31, 2019	June 30, 2019
Merchandise	$3,137,328	$3,858,034	$3,583,169
Project in process	12,620,912	11,113,286	9,343,288
Work in process	115,983	141,417	102,126
Raw materials	189,472	155,495	149,793

	16,063,695	15,268,232	13,178,376
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	77,347	77,311	79,888

	$18,139,775	$17,344,276	$15,256,997

The operating costs related to inventories were $9,432,913 thousand (including the valuation loss on inventories of $172,089 thousand) and $19,587,157 thousand (including the valuation loss on inventories of $195,690 thousand) for the three months and six months ended June 30, 2020, respectively. The operating costs related to inventories were $10,542,716 thousand (including the valuation loss on inventories of $144,829 thousand) and $22,706,124 thousand (including the valuation loss on inventories of $240,511 thousand) for the three months and six months ended June 30, 2019, respectively.

As of June 30, 2020, December 31, 2019 and June 30, 2019, inventories of $2,076,080 thousand, $2,076,044 thousand and $2,078,621 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project.

11.	PREPAYMENTS

	June 30, 2020	December 31, 2019	June 30, 2019
Prepaid rents	$3,165,676	$3,382,560	$3,539,616
Prepaid salary and bonus	2,989,372	5,117	3,089,648
Others	1,217,367	1,174,917	1,152,420

	$7,372,415	$4,562,594	$7,781,684

Current
Prepaid salary and bonus	$2,989,372	$5,117	$3,089,648
Prepaid rents	669,861	704,607	696,352
Others	1,217,357	1,173,535	1,151,925

	$4,876,590	$1,883,259	$4,937,925

Noncurrent
Prepaid rents	$2,495,815	$2,677,953	$2,843,264
Others	10	1,382	495

	$2,495,825	$2,679,335	$2,843,759

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	June 30, 2020	December 31, 2019	June 30, 2019
Time deposits and negotiable certificates of deposit with maturities of more than three months	$4,836,352	$5,959,074	$15,836,335

(Continued)

	June 30, 2020	December 31, 2019	June 30, 2019
Repurchase agreements collateralized by bonds with maturities of more than three months	$—	$14,990	$—
Others	1,828,811	1,524,500	2,847,923

	$6,665,163	$7,498,564	$18,684,258

(Concluded)

The annual yield rates of time deposits, negotiable certificates of deposit and repurchase agreements collateralized by bonds with maturities of more than three months at the balance sheet dates were as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03%-2.55%	0.03%-2.73%	0.03%-2.95%
Repurchase agreements collateralized by bonds with maturities of more than three months	—	2.50%	—

13.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

	Principal Place of Business	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries		June 30, 2020	December 31, 2019	June 30, 2019
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
SENAO	$43,688	$49,001	$106,900	$94,220

CHPT	$153,355	$77,293	$271,039	$139,230

	Accumulated Noncontrolling Interests
	June 30, 2020	December 31, 2019	June 30, 2019
SENAO	$4,101,167	$4,267,547	$4,067,117
CHPT	4,290,617	4,236,872	3,967,656
Individually immaterial subsidiaries with noncontrolling interests	1,687,224	1,779,103	1,635,761

	$10,079,008	$10,283,522	$9,670,534

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2020	December 31, 2019	June 30, 2019
Current assets	$6,397,669	$6,751,385	$6,724,455
Noncurrent assets	3,231,968	3,321,252	3,426,650
Current liabilities	(3,466,337)	(3,617,165)	(3,867,434)
Noncurrent liabilities	(528,836)	(589,882)	(697,346)

Equity	$5,634,464	$5,865,590	$5,586,325

Equity attributable to the parent	$1,533,297	$1,598,043	$1,519,208
Equity attributable to noncontrolling interests	4,101,167	4,267,547	4,067,117

	$5,634,464	$5,865,590	$5,586,325

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Revenues and income	$5,972,790	$6,802,080	$12,749,597	$14,629,265
Costs and expenses	5,911,355	6,733,948	12,599,998	14,497,927

Profit for the period	$61,435	$68,132	$149,599	$131,338

Profit attributable to the parent	$17,747	$19,131	$42,699	$37,118
Profit attributable to noncontrolling interests	43,688	49,001	106,900	94,220

Profit for the period	$61,435	$68,132	$149,599	$131,338

Other comprehensive income (loss) attributable to the parent	$(2,131)	$5,169	$(1,870)	$8,328
Other comprehensive income (loss) attributable to noncontrolling interests	(5,318)	13,192	(4,653)	20,391

Other comprehensive income (loss) for the period	$(7,449)	$18,361	$(6,523)	$28,719

Total comprehensive income attributable to the parent	$15,616	$24,300	$40,829	$45,446
Total comprehensive income attributable to noncontrolling interests	38,370	62,193	102,247	114,611

Total comprehensive income for the period	$53,986	$86,493	$143,076	$160,057

	Six Months Ended June 30
	2020	2019
Net cash flow from operating activities	$(62,405)	$(491,041)
Net cash flow from investing activities	(25,433)	133,129
Net cash flow from financing activities	(160,555)	(173,439)
Effect of exchange rate changes on cash and cash equivalents	(276)	221

Net cash outflow	$(248,669)	$(531,130)

Dividends paid to noncontrolling interests	$—	$—

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2020	December 31, 2019	June 30, 2019
Current assets	$4,055,518	$3,709,630	$4,173,928
Noncurrent assets	3,995,886	4,043,881	3,492,196
Current liabilities	(1,509,245)	(1,287,597)	(1,620,862)
Noncurrent liabilities	(16,505)	(22,003)	(10,805)

Equity	$6,525,654	$6,443,911	$6,034,457

Equity attributable to CHI	$2,235,037	$2,207,039	$2,066,801
Equity attributable to noncontrolling interests	4,290,617	4,236,872	3,967,656

	$6,525,654	$6,443,911	$6,034,457

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Revenues and income	$1,054,916	$679,705	$1,964,211	$1,291,454
Costs and expenses	821,681	562,051	1,551,990	1,079,599

Profit for the period	$233,235	$117,654	$412,221	$211,855

Profit attributable to CHI	$79,880	$40,361	$141,182	$72,625
Profit attributable to noncontrolling interests	153,355	77,293	271,039	139,230

Profit for the period	$233,235	$117,654	$412,221	$211,855

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Other comprehensive income (loss) attributable to CHI	$(776)	$(124)	$(886)	$214
Other comprehensive income (loss) attributable to noncontrolling interests	(1,489)	(238)	(1,702)	411

Other comprehensive income (loss) for the period	$(2,265)	$(362)	$(2,588)	$625

Total comprehensive income attributable to CHI	$79,104	$40,237	$140,296	$72,839
Total comprehensive income attributable to noncontrolling interests	151,866	77,055	269,337	139,641

Total comprehensive income for the period	$230,970	$117,292	$409,633	$212,480

(Concluded)

	Six Months Ended June 30
	2020	2019
Net cash flow from operating activities	$622,077	$101,139
Net cash flow from investing activities	(194,962)	(607,297)
Net cash flow from financing activities	(10,629)	(10,995)
Effect of exchange rate changes on cash and cash equivalents	481	1,475

Net cash inflow (outflow)	$416,967	$(515,678)

Dividends paid to noncontrolling interests	$—	$—

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March 2020, March and November 2019 as its employees exercised their options. Therefore, the Company’s equity ownership interest in CHIEF decreased. See Note 33(b) for details.

SENAO subscribed for all the shares in the capital increase of Youth in April 2020; therefore, the Company’s ownership interest in Youth increased.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the six months ended June 30, 2020 and 2019 were as follows:

	Six Months Ended June 30, 2020
	CHIEF Share-Based Payment	SENAO Not Proportionately Participating in the Capital Increase of Youth
Cash consideration received from noncontrolling interests	$71,627	$—
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(47,638)	(103)

Differences arising from equity transactions	$23,989	$(103)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$23,989	$(103)

Six Months Ended June 30, 2019
CHIEF Share-Based Payment
Cash consideration received from noncontrolling interests	$14,328
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(15,140)

Differences arising from equity transactions	$(812)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(812)

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments in associates were as follows:

	Carrying Amount
	June 30, 2020	December 31, 2019	June 30, 2019
Material associate

Next Commercial Bank Co., Ltd. (“NCB”) (Note)	$3,991,563	$4,074,168	$—

(Continued)

	Carrying Amount
	June 30, 2020	December 31, 2019	June 30, 2019
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	$918,370	$953,685	$872,543
KingwayTek Technology Co., Ltd. (“KWT”)	242,402	253,021	253,606
Non-listed
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	522,161	500,930	540,889
International Integrated Systems, Inc. (“IISI”)	328,821	340,240	302,912
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	327,051	316,535	284,569
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	236,322	272,166	177,789
So-net Entertainment Taiwan Limited (“So-net”)	213,834	189,396	150,003
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	197,956	194,081	196,524
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	166,123	150,789	144,928
Taiwan International Ports Logistics Corporation (“TIPL”)	53,712	50,979	50,382
Click Force Co., Ltd. (“CF”)	36,029	37,120	37,302
Cornerstone Ventures Co., Ltd. (“CVC”)	5,766	5,507	5,176
Alliance Digital Tech Co., Ltd. (“ADT”)	5,080	5,080	5,080
UUPON Inc. (“UUPON”)	3,794	10,529	12,123
MeWorks Limited (HK) (“MeWorks”)	—	—	—

	3,257,421	3,280,058	3,033,826

	$7,248,984	$7,354,226	$3,033,826

(Concluded)

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	June 30, 2020	December 31, 2019	June 30, 2019
Material associate
Next Commercial Bank Co., Ltd. (“NCB”) (Note)	42	42	—
Associates that are not individually material
Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	22
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
International Integrated Systems, Inc. (“IISI”)	31	31	32
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30

(Continued)

	% of Ownership Interests and Voting Rights
	June 30, 2020	December 31, 2019	June 30, 2019
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Click Force Co., Ltd. (“CF”)	49	49	49
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14	14
UUPON Inc. (“UUPON”)	22	22	22
MeWorks Limited (HK) (“MeWorks”)	20	20	20

(Concluded)

Note: NCB was a preparatory office on December 31, 2019.

Summarized financial information of NCB was set out below:

	June 30, 2020	December 31, 2019
Assets	$10,123,125	$10,451,925
Liabilities	(596,721)	(728,374)

Equity	$9,526,404	$9,723,551

The percentage of ownership interest held by the Company	41.90%	41.90%
Equity attributable to the Company and carrying amount of investment	$3,991,563	$4,074,168

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
Revenues	$—	$—

Net loss for the period	$(117,259)	$(197,147)
Other comprehensive income	—	—

Total comprehensive loss for the period	$(117,259)	$(197,147)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
The Company’s share of profits	$176,978	$137,878	$247,525	$217,051
The Company’s share of other comprehensive income (loss)	(1,047)	146	(510)	316

The Company’s share of total comprehensive income	$175,931	$138,024	$247,015	$217,367

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
SNI	$1,790,536	$2,014,353	$1,621,429

KWT	$825,342	$872,729	$983,123

The participation of establishing NCB was approved by Chunghwa’s Board of Directors in January 2019. The establishment of NCB was approved by the FSC in July 2019 and the incorporation of NCB was approved by the Ministry of Economic Affairs Department of Commerce in January 2020. Chunghwa prepaid investment funds to NCB in February and November 2019 amounting to $4,190,000 thousand (included in other assets), for ownership interest of 41.90%. Chunghwa obtained six out of fifteen seats of the Board of Directors of NCB; therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate. NCB mainly engages in online banking business in Taiwan.

The Company disposed some shares of KWT in April 2019 before KWT traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements and recognized disposal gain of $30,152 thousand. In addition, the Company did not participate in the capital increase of KWT in May 2019 and KWT repurchased its stock from December 2019 to February 2020. Therefore, the Company’s ownership interest in KWT changed to 22.52% and 22.72% as of December 31, 2019 and June 30, 2020, respectively.

IISI issued new shares in March, September 2019 and April 2020, as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 31.47% and 31.16% as of December 31, 2019 and June 30, 2020, respectively. The additional investment of 20.58% ownership interest in IISI was approved by Chunghwa’s Board of Directors in January 2020 and the equity transaction was completed in July 2020. However, IISI issued new shares in April 2020 as its employees exercised options. Chunghwa’s ownership interest in IISI obtained on the acquisition date decreased to 20.38%, which is lower than 20.58% ownership interest approved by Chunghwa’s Board of Directors. Considering the previously held ownership interest in IISI and the aforementioned transaction, Chunghwa’s ownership interest in IISI reached 51.54%. Chunghwa also obtained over half of the seats of the Board of Directors in IISI; therefore, Chunghwa gained control over IISI and will treat it as a subsidiary starting from the acquisition date.

The Company invested and obtained 50% equity shares of CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% equity shares of CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company owns 14% equity shares of ADT. As the Company remains its seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company has significant influence over ADT. In June 2018, the stockholders of ADT approved to dissolve. The liquidation of ADT is still in process.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2020	December 31, 2019	June 30, 2019
Assets used by the Company	$271,906,920	$276,370,003	$275,800,063
Assets subject to operating leases	7,700,776	7,324,212	7,793,831

	$279,607,696	$283,694,215	$283,593,894

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost

Balance on January 1, 2019	$100,354,425	$1,599,634	$69,328,236	$14,258,485	$711,863,697	$3,882,534	$9,873,589	$18,644,766	$929,805,366
Additions	—	—	5,622	15,321	30,460	—	30,825	9,375,793	9,458,021
Disposal	(19,331)	—	(3,101)	(588,249)	(19,986,176)	(13,784)	(195,287)	—	(20,805,928)
Effect of foreign exchange differences	—	—	—	116	28,097	41	1,117	374	29,745
Others	(1,343,477)	5,136	(847,623)	94,387	11,500,308	47,320	152,985	(11,799,342)	(2,190,306)

Balance on June 30, 2019	$98,991,617	$1,604,770	$68,483,134	$13,780,060	$703,436,386	$3,916,111	$9,863,229	$16,221,591	$916,296,898

Accumulated depreciation and impairment

Balance on January 1, 2019	$—	$(1,337,192)	$(26,861,627)	$(12,143,307)	$(596,850,343)	$(3,651,139)	$(7,291,742)	$—	$(648,135,350)
Depreciation expenses	—	(21,485)	(639,340)	(421,931)	(11,929,921)	(51,252)	(345,623)	—	(13,409,552)
Disposal	—	—	3,101	585,629	19,976,104	13,781	194,360	—	20,772,975
Effect of foreign exchange differences	—	—	—	(47)	(9,844)	(26)	(442)	—	(10,359)
Others	—	—	301,025	(6,538)	(949)	(1,820)	(6,267)	—	285,451

Balance on June 30, 2019	$—	$(1,358,677)	$(27,196,841)	$(11,986,194)	$(588,814,953)	$(3,690,456)	$(7,449,714)	$—	$(640,496,835)

Balance on January 1, 2019, net	$100,354,425	$262,442	$42,466,609	$2,115,178	$115,013,354	$231,395	$2,581,847	$18,644,766	$281,670,016

Balance on June 30, 2019, net	$98,991,617	$246,093	$41,286,293	$1,793,866	$114,621,433	$225,655	$2,413,515	$16,221,591	$275,800,063

Cost

Balance on January 1, 2020	$99,102,251	$1,618,481	$71,000,783	$13,004,827	$706,032,448	$3,912,298	$10,090,170	$13,752,197	$918,513,455
Additions	—	—	17,890	17,997	20,326	581	67,533	9,337,279	9,461,606
Disposal	(18,620)	(567)	(114)	(641,164)	(6,595,745)	(16,966)	(192,319)	—	(7,465,495)
Effect of foreign exchange differences	—	—	—	(61)	(13,432)	(55)	(1,785)	(1,543)	(16,876)
Others	3,196,601	9,330	(434,207)	129,498	9,280,908	3,069	126,506	(12,865,373)	(553,668)

Balance on June 30, 2020	$102,280,232	$1,627,244	$70,584,352	$12,511,097	$708,724,505	$3,898,927	$10,090,105	$10,222,560	$919,939,022

Accumulated depreciation and impairment

Balance on January 1, 2020	$—	$(1,374,602)	$(27,976,732)	$(11,068,245)	$(590,337,891)	$(3,694,325)	$(7,662,299)	$(29,358)	$(642,143,452)
Depreciation expenses	—	(22,004)	(681,178)	(388,910)	(11,978,140)	(35,533)	(329,934)	—	(13,435,699)
Disposal	—	567	114	640,497	6,586,955	16,960	183,819	—	7,428,912
Effect of foreign exchange differences	—	—	—	57	6,200	11	791	—	7,059
Others	—	—	106,962	(4,190)	17,330	(662)	(8,362)	—	111,078

Balance on June 30, 2020	$—	$(1,396,039)	$(28,550,834)	$(10,820,791)	$(595,705,546)	$(3,713,549)	$(7,815,985)	$(29,358)	$(648,032,102)

Balance on January 1, 2020, net	$99,102,251	$243,879	$43,024,051	$1,936,582	$115,694,557	$217,973	$2,427,871	$13,722,839	$276,370,003

Balance on June 30, 2020, net	$102,280,232	$231,205	$42,033,518	$1,690,306	$113,018,959	$185,378	$2,274,120	$10,193,202	$271,906,920

There was no indication that property, plant and equipment was impaired, so the Company did not recognize any impairment loss for the six months ended June 30, 2020 and 2019.

Chunghwa signed a joint development agreement with the MOTC previously which stated that the MOTC would provide the national land and Chunghwa would be in charge of the planning and construction for the MOTC’s office building, Chunghwa’s Renai office building, etc. According to the agreement, the MOTC and Chunghwa would each own a certain percentage of the buildings, and Chunghwa is to pay or get the reimbursement for the difference between the assessed value of the land and the construction cost paid by Chunghwa on behalf of the MOTC. The difference amounting to $1,056,680 thousand due to the MOTC was reported to Chunghwa’s Board of Directors in May 2020 and Chunghwa will complete the property registration of the respective asset once the payment is made. Please refer to Table 3 for the details.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	20-60 years
Other building facilities	3-15 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-9 years
Mechanical and air conditioner equipment	3-16 years
Others	1-15 years

b.	Assets subject to operating leases

	Land	Land Improvements	Buildings	Total
Cost
Balance on January 1, 2019	$3,617,627	$689	$3,582,774	$7,201,090
Additions	—	—	3,523	3,523
Others	1,343,477	—	842,052	2,185,529

Balance on June 30, 2019	$4,961,104	$689	$4,428,349	$9,390,142

Accumulated depreciation and impairment

Balance on January 1, 2019	$—	$(512)	$(1,265,356)	$(1,265,868)
Depreciation expenses	—	(31)	(41,734)	(41,765)
Others	—	—	(288,678)	(288,678)

Balance on June 30, 2019	$—	$(543)	$(1,595,768)	$(1,596,311)

Balance on January 1, 2019, net	$3,617,627	$177	$2,317,418	$5,935,222

Balance on June 30, 2019, net	$4,961,104	$146	$2,832,581	$7,793,831

Cost

Balance on January 1, 2020	$4,979,650	$—	$3,841,560	$8,821,210
Others	13,255	—	509,519	522,774

Balance on June 30, 2020	$4,992,905	$—	$4,351,079	$9,343,984

(Continued)

	Land	Land Improvements	Buildings	Total
Accumulated depreciation and impairment

Balance on January 1, 2020	$—	$—	$(1,496,998)	$(1,496,998)
Depreciation expenses	—	—	(44,250)	(44,250)
Others	—	—	(101,960)	(101,960)

Balance on June 30, 2020	$—	$—	$(1,643,208)	$(1,643,208)

Balance on January 1, 2020, net	$4,979,650	$—	$2,344,562	$7,324,212

Balance on June 30, 2020, net	$4,992,905	$—	$2,707,871	$7,700,776

(Concluded)

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Year 1	$329,682	$301,674	$302,030
Year 2	287,063	272,899	231,677
Year 3	224,991	233,434	231,114
Year 4	177,718	191,128	190,406
Year 5	111,056	130,066	158,212
Onwards	1,174,712	1,224,416	1,282,715

	$2,305,222	$2,353,617	$2,396,154

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Land improvements	10 years
Buildings
Main buildings	35-60 years
Other building facilities	3-15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	June 30, 2020	December 31, 2019	June 30, 2019
Land and buildings
Handsets base stations	$7,063,746	$6,844,687	$6,869,511
Others	1,863,982	1,916,835	1,856,956
Equipment	2,404,252	2,602,727	2,803,479

	$11,331,980	$11,364,249	$11,529,946

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Additions to right-of-use assets			$2,085,205	$1,721,063

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$680,343	$681,273	$1,357,719	$1,347,749
Others	197,455	205,224	393,078	409,019
Equipment	101,070	104,463	208,006	209,139

	$978,868	$990,960	$1,958,803	$1,965,907

The Company did not have significant sublease or impairment of right-of-use assets for the six months ended June 30, 2020 and 2019.

b.	Lease liabilities

	June 30, 2020	December 31, 2019	June 30, 2019
Lease liabilities
Current	$3,234,958	$3,291,330	$3,392,703
Noncurrent	6,381,335	6,466,808	6,341,162

	$9,616,293	$9,758,138	$9,733,865

Ranges of discount rates for lease liabilities are as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Land and buildings
Handsets base stations	0.53%-1.18%	0.58%-1.18%	0.58%-1.18%
Others	0.54%-9.00%	0.58%-9.00%	0.58%-9.00%
Equipment	0.53%-2.99%	0.58%-4.50%	0.59%-4.50%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 37 to the consolidated financial statements for details.

d.	Other lease information

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Expenses relating to low-value asset leases	$1,707	$1,504	$3,548	$2,985

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,303	$1,272	$2,450	$2,403

Total cash outflow for leases			$2,054,083	$2,010,140

The Company leases certain equipment which qualify as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17 to the consolidated financial statements.

17.	INVESTMENT PROPERTIES

Cost

Balance on January 1, 2019	$9,392,452
Disposal	(5,832)

Balance on June 30, 2019	$9,386,620

(Continued)

Accumulated depreciation and impairment

Balance on January 1, 2019	$(1,105,240)
Depreciation expense	(14,876)
Disposal	5,832

Balance on June 30, 2019	$(1,114,284)

Balance on January 1, 2019, net	$8,287,212

Balance on June 30, 2019, net	$8,272,336

Cost

Balance on January 1, 2020	$9,213,979
Additions	54,435

Balance on June 30, 2020	$9,268,414

Accumulated depreciation and impairment

Balance on January 1, 2020	$(1,044,586)
Depreciation expense	(10,260)

Balance on June 30, 2020	$(1,054,846)

Balance on January 1, 2020, net	$8,169,393

Balance on June 30, 2020, net	$8,213,568

(Concluded)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2019 and 2018 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of June 30, 2020 and 2019 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Fair value	$18,701,398	$18,701,398	$18,514,801

Overall capital interest rate	1.03%-4.04%	1.03%-4.04%	1.02%-4.04%
Profit margin ratio	12%-20%	12%-20%	12%-20%
Discount rate	—	—	—
Capitalization rate	0.79%-1.74%	0.79%-1.74%	0.79%-1.75%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Year 1	$109,916	$112,626	$113,290
Year 2	89,525	90,701	97,207
Year 3	70,855	70,795	77,343
Year 4	53,793	61,115	61,169
Year 5	32,860	39,386	48,991
Onwards	82,602	96,010	94,500

	$439,551	$470,633	$492,500

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost

Balance on January 1, 2019	$70,144,000	$3,425,969	$236,200	$373,203	$74,179,372
Additions-acquired separately	—	117,376	—	1,747	119,123
Disposal	(10,179,000)	(206,509)	—	(157)	(10,385,666)
Effect of foreign exchange difference	—	136	—	50	186
Others	—	247	—	—	247

Balance on June 30, 2019	$59,965,000	$3,337,219	$236,200	$374,843	$63,913,262

Accumulated amortization and impairment

Balance on January 1, 2019	$(20,632,474)	$(2,467,170)	$(26,677)	$(109,369)	$(23,235,690)
Amortization expenses	(1,919,786)	(197,045)	—	(12,184)	(2,129,015)
Disposal	10,179,000	206,509	—	11	10,385,520
Effect of foreign exchange difference	—	(123)	—	(9)	(132)

Balance on June 30, 2019	$(12,373,260)	$(2,457,829)	$(26,677)	$(121,551)	$(14,979,317)

Balance on January 1, 2019, net	$49,511,526	$958,799	$209,523	$263,834	$50,943,682

Balance on June 30, 2019, net	$47,591,740	$879,390	$209,523	$253,292	$48,933,945

Cost

Balance on January 1, 2020	$59,965,000	$3,428,609	$236,200	$378,063	$64,007,872
Additions-acquired separately	48,373,000	91,642	—	2,686	48,467,328
Disposal	—	(310,370)	—	(9)	(310,379)
Effect of foreign exchange difference	—	(65)	—	(96)	(161)
Others	—	—	—	(45)	(45)

Balance on June 30, 2020	$108,338,000	$3,209,816	$236,200	$380,599	$112,164,615

(Continued)

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Accumulated amortization and impairment

Balance on January 1, 2020	$(14,293,046)	$(2,498,825)	$(35,623)	$(133,853)	$(16,961,347)
Amortization expenses	(1,926,340)	(184,818)	—	(12,550)	(2,123,708)
Disposal	—	310,370	—	9	310,379
Effect of foreign exchange difference	—	51	—	33	84

Balance on June 30, 2020	$(16,219,386)	$(2,373,222)	$(35,623)	$(146,361)	$(18,774,592)

Balance on January 1, 2020, net	$45,671,954	$929,784	$200,577	$244,210	$47,046,525

Balance on June 30, 2020, net	$92,118,614	$836,594	$200,577	$234,238	$93,390,023

(Concluded)

For long-term business development, Chunghwa participated in the 5G mobile broadband license bidding hosted by the NCC and paid the deposit for 5G spectrum bidding amounting to $1,000,000 thousand (included in other assets) in October 2019. Chunghwa paid $48,373,000 thousand in February 2020 for the aforementioned license to obtain 90MHz in the 3.5GHz spectrum and 600MHz in the 28GHz spectrum.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	June 30, 2020	December 31, 2019	June 30, 2019
Spare parts	$1,966,767	$2,336,082	$2,523,696
Refundable deposits	1,803,984	1,879,109	1,658,143
Other financial assets	1,000,000	1,000,000	1,000,000
Prepayment for investments (Note 14)	—	—	838,000
Deposit for mobile broadband license bidding (Note 18)	—	1,000,000	—
Others	2,313,924	2,316,177	2,322,721

	$7,084,675	$8,531,368	$8,342,560

Current
Spare parts	$1,966,767	$2,336,082	$2,523,696
Others	121,551	93,582	110,096

	$2,088,318	$2,429,664	$2,633,792

(Continued)

	June 30, 2020	December 31, 2019	June 30, 2019
Noncurrent
Refundable deposits	$1,803,984	$1,879,109	$1,658,143
Other financial assets	1,000,000	1,000,000	1,000,000
Prepayment for investments	—	—	838,000
Deposit for mobile broadband license bidding	—	1,000,000	—
Others	2,192,373	2,222,595	2,212,625

	$4,996,357	$6,101,704	$5,708,768

(Concluded)

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

June 30, 2020

Change in Fair
Values of
Hedging
		Notional Amount (In Thousands)						Instruments Used
for Calculating
				Forward	Line Item in	Carrying Amount		Hedge
Hedging Instruments	Currency		Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	EUR/NT$	EUR5,500/ NT$ 180,934	2020.09	$32.90	Hedging financial assets (liabilities)	$2,358	$—	$2,031

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$(2,031)	$2,358	$—

December 31, 2019

Change in Fair
Values of
Hedging
		Notional Amount (In Thousands)						Instruments Used
for Calculating
				Forward	Line Item in	Carrying Amount		Hedge
Hedging Instruments	Currency		Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	EUR/NT$	EUR 2,498/ NT$ 84,066	2020.03	$33.66	Hedging financial assets (liabilities)	$327	$—	$(742)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$742	$327	$—

June 30, 2019

Change in Fair
Values of
Hedging
		Notional Amount (In Thousands)						Instruments Used
for Calculating
				Forward	Line Item in	Carrying Amount		Hedge
Hedging Instruments	Currency		Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	EUR/NT$	EUR 3,623/ NT$ 126,579	2019.09	$34.94	Hedging financial assets (liabilities)	$1,803	$—	$734

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(734)	$1,803	$—

Six Months Ended June 30, 2020

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Losses Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$2,031	$—	—	$385	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Six months ended June 30, 2019

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$734	$—	—	$(1,647)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

21.	SHORT-TERM LOANS

	June 30, 2020	December 31, 2019	June 30, 2019
Unsecured bank loans	$60,000	$90,000	$95,000

The annual interest rates of bank loans were as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Unsecured bank loans	1.97%-2.23%	1.20%-2.50%	1.20%-2.50%

22.	SHORT-TERM BILLS PAYABLE

	June 30, 2020	December 31, 2019	June 30, 2019
Commercial paper payable	$16,000,000	$—	$—
Less: Discounts on commercial paper payable	(10,104)	—	—

	$15,989,896	$—	$—

The annual interest rates of commercial paper payable were as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Commercial paper payable	0.59%-0.69%	—	—

23.	LONG-TERM LOANS

	June 30, 2020	December 31, 2019	June 30, 2019
Secured bank loans (Note 38)	$1,600,000	$1,600,000	$1,600,000

The annual interest rates of loans were as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Secured bank loans	0.72%	0.92%	0.92%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one-time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renew contract is September 2021.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	June 30, 2020	December 31, 2019	June 30, 2019
Trade notes and accounts payable	$12,478,030	$15,312,274	$15,320,902

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	June 30, 2020	December 31, 2019	June 30, 2019
Accrued salary and compensation	$5,744,531	$9,482,606	$5,260,622
Accrued compensation to employees and remuneration to directors and supervisors	2,170,193	1,440,573	2,444,083
Amounts collected for others	1,305,996	1,278,796	1,286,072
Payable on land (Note 15)	1,056,680	—	—
Payables to contractors	1,026,080	1,892,188	1,410,441
Accrued maintenance costs	880,356	954,761	1,104,515
Accrued franchise fees	524,056	1,091,148	551,619
Payables to equipment suppliers	326,231	295,816	933,060
Others	7,609,018	6,516,600	7,999,736

	$20,643,141	$22,952,488	$20,990,148

26.	PROVISIONS

	June 30, 2020	December 31, 2019	June 30, 2019
Warranties	$167,099	$173,275	$147,684
Onerous contracts	66,371	66,907	21,892
Employee benefits	62,965	59,745	54,279
Others	4,397	4,397	4,447

	$300,832	$304,324	$228,302

Current	$199,592	$206,942	$145,412
Noncurrent	101,240	97,382	82,890

	$300,832	$304,324	$228,302

	Warranties	Onerous contracts	Employee Benefits	Others	Total
Balance on January 1, 2019	$131,664	$19,323	$51,393	$4,447	$206,827
Additional provisions recognized	46,145	2,569	2,886	—	51,600
Used / forfeited during the period	(30,125)	—	—	—	(30,125)

Balance on June 30, 2019	$147,684	$21,892	$54,279	$4,447	$228,302

Balance on January 1, 2020	$173,275	$66,907	$59,745	$4,397	$304,324
Additional / (reversal of) provisions recognized	51,624	(536)	3,220	—	54,308
Used / forfeited during the period	(57,800)	—	—	—	(57,800)

Balance on June 30, 2020	$167,099	$66,371	$62,965	$4,397	$300,832

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

27.	RETIREMENT BENEFIT PLANS

According to the Article 56 of the Labor Standards Law, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year. There is no additional amount that Chunghwa was required to contribute into the Fund in 2020 and 2019.

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2019 and 2018 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Operating costs	$302,123	$432,581	$602,796	$865,155
Marketing expenses	150,248	215,935	301,158	431,587
General and administrative expenses	29,996	40,685	59,973	80,985
Research and development expenses	17,972	25,924	36,008	52,285

	$500,339	$715,125	$999,935	$1,430,012

28.	EQUITY

a.	Share capital

1)	Common stocks

	June 30, 2020	December 31, 2019	June 30, 2019
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 per share is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of June 30, 2020, the outstanding ADSs were 236,447 thousand common stocks, which equaled 23,645 thousand units and represented 3.05% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the six months ended June 30, 2020 and 2019 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2019	$147,329,386	$89,893	$2,063,148	$987,611	$18,648	$20,648,078	$171,136,764
Change in additional paid-in capital from investments in associates accounted for using equity method	—	119,628	—	—	—	—	119,628
Share-based payment transactions of subsidiaries	—	—	(812)	—	—	—	(812)

Balance on June 30, 2019	$147,329,386	$209,521	$2,062,336	$987,611	$18,648	$20,648,078	$171,255,580

Balance on January 1, 2020	$147,329,386	$208,746	$2,062,250	$987,611	$19,914	$20,648,078	$171,255,985
Change in additional paid-in capital from investments in associates accounted for using equity method	—	(5,680)	—	—	—	—	(5,680)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	(103)	—	—	—	(103)
Share-based payment transactions of subsidiaries	—	—	23,989	—	—	—	23,989

Balance on June 30, 2020	$147,329,386	$203,066	$2,086,136	$987,611	$19,914	$20,648,078	$171,274,191

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

Chunghwa should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2019 and 2018 earnings of Chunghwa approved by the stockholders in their meetings on May 29, 2020 and June 21, 2019 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2019	For Fiscal Year 2018	For Fiscal Year 2019	For Fiscal Year 2018
Cash dividends	$32,782,969	$34,745,603	$4.226	$4.479

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Six Months Ended June 30
	2020	2019
Beginning balance	$836,598	$538,272
Unrealized gain or loss for the period Equity instruments	(430,291)	(276,231)

Ending balance	$406,307	$262,041

e.	Noncontrolling interests

	Six Months Ended June 30
	2020	2019
Beginning balance	$10,283,522	$9,990,345
Shares attributed to noncontrolling interests
Net income for the period	542,976	358,759
Exchange differences arising from the translation of the foreign operations	(7,313)	21,172
Unrealized gain or loss on financial assets at FVOCI	(15,418)	(7,160)
Share of other comprehensive income (loss) of associates accounted for using equity method	(418)	294
Cash dividends distributed by subsidiaries	(775,420)	(709,817)
Changes in additional paid-in capital from investments in associates accounted for using equity method	47	942
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	103	—
Share-based payment transactions of subsidiaries	50,929	15,999

Ending balance	$10,079,008	$9,670,534

29.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Revenue from contracts with customers	$47,493,326	$49,806,073	$95,365,088	$100,854,697

Other revenues
Rental income	192,050	199,101	395,976	390,812
Other	122,488	103,001	196,799	193,827

	314,538	302,102	592,775	584,639

	$47,807,864	$50,108,175	$95,957,863	$101,439,336

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2019 for details.

a.	Disaggregation of revenue

Six months ended June 30, 2020

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$28,295,872	$—	$—	$—	$28,295,872
Sales of products	981,015	14,838,635	51,196	161,933	2,016,224	18,049,003
Local telephone and domestic long distance telephone services revenue	13,277,167	—	—	—	—	13,277,167
Broadband access and domestic leased line services revenue	11,146,045	—	—	—	—	11,146,045
Data Communications internet services revenue	—	—	10,660,413	—	—	10,660,413
International network and leased line services revenue	—	—	—	2,098,628	—	2,098,628
Others	4,647,209	469,959	4,075,569	2,147,205	498,018	11,837,960

	$30,051,436	$43,604,466	$14,787,178	$4,407,766	$2,514,242	$95,365,088

Six months ended June 30, 2019

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$29,385,603	$—	$—	$—	$29,385,603
Sales of products	886,175	17,453,189	22,977	128,217	1,355,542	19,846,100
Local telephone and domestic long distance telephone services revenue	14,072,731	—	—	—	—	14,072,731
Broadband access and domestic leased line services revenue	11,059,202	—	—	—	—	11,059,202
Data communications internet services revenue	—	—	10,502,812	—	—	10,502,812
International network and leased line services revenue	—	—	—	3,872,354	—	3,872,354
Others	5,375,767	501,930	3,997,665	1,874,999	365,534	12,115,895

	$31,393,875	$47,340,722	$14,523,454	$5,875,570	$1,721,076	$100,854,697

b.	Contract balances

	June 30, 2020	December 31, 2019	June 30, 2019	January 1, 2019
Trade notes and account receivables (Note 9)	$26,710,646	$26,407,783	$27,704,025	$30,075,503

Contract assets
Products and service bundling	$6,864,176	$6,942,974	$6,962,904	$7,122,875
Other	127,377	115,993	128,252	108,581
Less: Loss allowance	(16,653)	(16,858)	(18,037)	(18,770)

	$6,974,900	$7,042,109	$7,073,119	$7,212,686

(Continued)

	June 30, 2020	December 31, 2019	June 30, 2019	January 1, 2019
Current	$4,518,827	$4,441,196	$4,667,108	$4,868,728
Noncurrent	2,456,073	2,600,913	2,406,011	2,343,958

	$6,974,900	$7,042,109	$7,073,119	$7,212,686

Contract liabilities
Telecommunications business	$12,601,083	$12,771,621	$11,830,869	$8,193,215
Project business	11,913,132	10,360,428	8,539,754	4,508,200
Products and service bundling	26,114	38,570	54,255	105,559
Other	416,992	510,696	669,215	475,947

	$24,957,321	$23,681,315	$21,094,093	$13,282,921

Current	$18,190,895	$16,839,830	$14,724,134	$10,687,772
Noncurrent	6,766,426	6,841,485	6,369,959	2,595,149

	$24,957,321	$23,681,315	$21,094,093	$13,282,921

(Concluded)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	June 30, 2020	December 31, 2019	June 30, 2019
Noncurrent
Incremental costs of obtaining contracts	$955,755	$942,652	$1,010,011

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable, therefore, such costs were capitalized. Amortization recognized for the three months and six months ended June 30, 2020 were $193,622 thousand and $390,281 thousand, respectively. Amortization recognized for the three months and six months ended June 30, 2019 were $314,037 thousand and $690,939 thousand, respectively.

30.	NET INCOME

a.	Other income and expenses

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Loss on disposal of property, plant and equipment	$(11,154)	$(4,561)	$(11,834)	$(9,066)
Loss on disposal of intangible assets	—	(146)	—	(146)

	$(11,154)	$(4,707)	$(11,834)	$(9,212)

b.	Other income

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Dividend income	$236,296	$240,849	$236,296	$240,849
Rental income	17,171	22,076	35,144	41,642
Others	32,959	16,405	58,178	53,185

	$286,426	$279,330	$329,618	$335,676

c.	Other gains and losses

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Net foreign currency exchange gains (losses)	$(10,276)	$(9,900)	$60,794	$(14,663)
Loss on disposal of financial instruments	—	—	(1,788)	—
Gains (losses) on financial assets and liabilities at fair value through profit or loss	(55,796)	1,196	(68,170)	(5,997)
Gain on disposal of investments accounted for using equity method	—	30,152	—	30,152
Others	(868)	(25,756)	(13,787)	(33,168)

	$(66,940)	$(4,308)	$(22,951)	$(23,676)

d.	Interest expenses

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Interest on bank loan	$27,460	$4,212	$48,094	$8,360
Interest on lease liabilities	20,548	21,173	42,020	42,561
Others	—	209	281	517

	$48,008	$25,594	$90,395	$51,438

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Contract assets	$(146)	$(180)	$(205)	$(733)

Trade notes and accounts receivable	$99,197	$(22,226)	$105,127	$(24,453)

Other receivables	$(1,210)	$(23,402)	$(944)	$(76,575)

Inventories	$172,089	$144,829	$195,690	$240,511

f.	Depreciation and amortization expenses

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Property, plant and equipment	$6,705,732	$6,742,623	$13,479,949	$13,451,317
Right-of-use assets	978,868	990,960	1,958,803	1,965,907
Investment properties	5,130	5,148	10,260	14,876
Intangible assets	1,064,685	1,064,821	2,123,708	2,129,015
Incremental costs of obtaining contracts	193,622	314,037	390,281	690,939

Total depreciation and amortization expenses	$8,948,037	$9,117,589	$17,963,001	$18,252,054

Depreciation expenses summarized by functions
Operating costs	$7,212,208	$7,233,780	$14,490,102	$14,430,129
Operating expenses	477,522	504,951	958,910	1,001,971

	$7,689,730	$7,738,731	$15,449,012	$15,432,100

Amortization expenses summarized by functions
Operating costs	$1,203,739	$1,320,209	$2,403,012	$2,704,667
Marketing expenses	23,346	25,568	46,380	50,176
General and administrative expenses	20,247	23,998	42,799	47,285
Research and development expenses	10,975	9,083	21,798	17,826

	$1,258,307	$1,378,858	$2,513,989	$2,819,954

g.	Employee benefit expenses

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Post-employment benefit
Defined contribution plans	$169,925	$164,088	$337,217	$326,641
Defined benefit plans	500,339	715,125	999,935	1,430,012

	670,264	879,213	1,337,152	1,756,653

Share-based payment
Equity-settled share - based payment	1,645	429	3,291	859

Other employee benefit
Salaries	6,905,178	6,429,964	13,204,596	12,778,277
Insurance	656,338	675,323	1,347,957	1,390,181
Others	2,977,081	3,423,548	6,530,112	6,876,884

	10,538,597	10,528,835	21,082,665	21,045,342

Total employee benefit expenses	$11,210,506	$11,408,477	$22,423,108	$22,802,854

Summary by functions
Operating costs	$5,758,505	$5,858,450	$11,485,877	$11,746,497
Operating expenses	5,452,001	5,550,027	10,937,231	11,056,357

	$11,210,506	$11,408,477	$22,423,108	$22,802,854

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2019 and 2018 approved by the Board of Directors on February 26, 2020 and March 19, 2019, respectively, were as follows:

	Cash
	2019	2018
Compensation distributed to the employees	$1,126,194	$1,404,264
Remuneration paid to the directors	35,210	38,216

There was no difference between the initial accrued amounts recognized in 2019 and 2018 and the amounts approved by the Board of Directors in 2020 and 2019 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Current tax
Current tax expenses recognized for the period	$2,070,289	$2,036,541	$4,158,240	$4,043,560
Income tax on unappropriated earnings	11,527	3,684	11,527	3,684
Income tax adjustments on prior years	(17,606)	(12,779)	(17,606)	(24,188)
Others	1,964	699	2,107	5,196

	2,066,174	2,028,145	4,154,268	4,028,252

Deferred tax
Deferred tax expenses recognized for the period	(3,670)	(16,531)	12,276	1,372
Income tax adjustments on prior years	27,739	166	27,739	166

	24,069	(16,365)	40,015	1,538

Income tax recognized in profit or loss	$2,090,243	$2,011,780	$4,194,283	$4,029,790

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

In July 2019, the President of the ROC announced the amendments to the Statute of Industrial Innovation, which stipulate that the unappropriated earnings in 2018 and thereafter that are used to build or acquire certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings. The Company has deducted the reinvested capital expenditure from the unappropriated earnings while calculating income tax on unappropriated earnings.

b.	Income tax examinations

Income tax returns of Chunghwa, SENAO, Youth, Aval and CHIEF have been examined by the tax authorities through 2017. Income tax returns of ISPOT, Youyi, SENYOUNG, CHYP, CHSI, LED, SHE, Unigate, CHI, CHPT, CHST, SFD, CLPT, CHTSC and HHI have been examined by the tax authorities through 2018.

32.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Net income used to compute the basic earnings per share
Net income attributable to the parent	$8,574,040	$8,568,370	$16,857,374	$16,924,452
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(553)	(869)	(2,093)	(2,478)

Net income used to compute the diluted earnings per share	$8,573,487	$8,567,501	$16,855,281	$16,921,974

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	1,323	1,460	5,751	8,593

Weighted average number of common stocks used to compute the diluted earnings per share	7,758,770	7,758,907	7,763,198	7,766,040

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$ (Original price $	66.20 93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of SENAO’s common stocks listed on the TWSE on the higher of closing price or par value. The SENAO Plan has an exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends. The options of the SENAO Plan are valid for six years and the graded vesting schedule for which 50% of options granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

No compensation cost of stock options granted on May 7, 2013 was recognized for the three months and six months ended June 30, 2019 and 2020, respectively.

Information about SENAO’s outstanding stock options for the six months ended June 30, 2019 was as follows:

	Six Months Ended June 30, 2019
	Granted on May 7, 2013
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	5,318	$66.20
Options forfeited	(5,318)	—

Options outstanding at end of the period	—	—

Option exercisable at end of the period	—	—

As of June 30, 2020, December 31, and June 30 2019, there were no outstanding stock options.

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of the SENAO Plan.

b.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2017.12.18	2017.12.19	950.00	$135.60
			(Original price $147.00)
	2018.10.31	50.00	$141.70
			(Original price $147.00)
2015.11.17	2015.10.22	2,000.00	$34.40
			(Original price $43.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options granted on October 31, 2018 were both $138 thousand for the three months ended June 30, 2020 and 2019. The compensation costs for stock options granted on October 31, 2018 were both $276 thousand for the six months ended June 30, 2020 and 2019, respectively.

The compensation costs for stock options granted on December 19, 2017 were $72 thousand and $144 thousand for the three months and six months ended June 30, 2020, respectively. The compensation costs were $167 thousand and $335 thousand for the three months and six months ended June 30, 2019, respectively.

There were no compensation costs for stock options granted on October 22, 2015 for the three months and six months ended June 30, 2020. The compensation costs were $124 thousand and $248 thousand for the three months and six months ended June 30, 2019, respectively.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in June 2019 and the exercise price changed from $147.00 to $141.70 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in June 2019 and the exercise price changed from $140.60 to $135.60 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the six months ended June 30, 2020 and 2019 was as follows:

	Six Months Ended June 30, 2020
	Granted on October 31, 2018		Granted on December 19, 2017		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	46.00	$141.70	897.00	$135.60	314.25	$34.40
Options exercised	—	—	(448.50)	135.60	(314.25)	34.40
Options forfeited	(4.00)	—	(17.00)	—	—	—

Options outstanding at end of the period	42.00	141.70	431.50	135.60	—	—

Options exercisable at end of the period	—	—	—	—

	Six Months Ended June 30, 2019
	Granted on October 31, 2018		Granted on December 19, 2017		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	50.00	$147.00	925.00	$140.60	882.75	$34.40
Options exercised	—	—	—	—	(416.50)	34.40
Options forfeited	(4.00)	—	(16.00)	—	(15.00)	—

Options outstanding at end of the period	46.00	141.70	909.00	135.60	451.25	34.40

Options exercisable at end of the period	—	—	—	—	—	—

As of June 30, 2020, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 141.70	42.00	3.33	$141.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 135.60	431.50	2.46	$135.60	—	$—

As of June 30, 2020, all the stock options granted on October 22, 2015 were exercised.

As of December 31, 2019, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 141.70	46.00	3.83	$141.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 135.60	897.00	2.96	$135.60	448.50	$135.60

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 34.40	314.25	0.81	$34.40	314.25	$34.40

As of June 30, 2019, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 141.70	46.00	4.33	$141.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 135.60	909.00	3.46	$135.60	—	$—

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 34.40	451.25	1.31	$34.40	—	$—

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017	Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$166.00	$95.92	$39.55
Exercise price (NT$)	$147.00	$147.00	$43.00
Dividends yield	—	—	—
Risk-free interest rate	0.72%	0.62%	0.86%
Expected life	5 years	5 years	5 years
Expected volatility	16.60%	17.35%	21.02%
Weighted average fair value of grants (NT$)	$33,540	$2,318	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

c.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 options that are granted to specific employees that meet the vesting conditions on December 20, 2019. Each option is eligible to subscribe for one thousand common stocks when exercisable, and the exercise price is $19.085. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs were $1,435 thousand and $2,871 thousand for the three months and six months ended June 30, 2020, respectively.

Information about CHTSC’s outstanding stock options for the six months ended June 30, 2020 was as follows:

	Six Months Ended June 30, 2020
	Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning and end of the period	4,500	$19.085

Options exercisable at end of the period	—	—

As of June 30, 2020, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 19.085	4,500	4.47	$19.085	—	$—

As of December 31, 2019, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 19.085	4,500	4.97	$19.085	—	$—

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$20.17
Exercise price (NT$)	$19.085
Dividends yield	12.49%
Risk-free interest rate	0.54%
Expected life	5 years
Expected volatility	42.41%
Weighted average fair value of grants (NT$)	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

34.	CASH FLOW INFORMATION

For the six months ended June 30, 2020 and 2019, the Company entered into the following non-cash investing activities:

	Six Months Ended June 30
	2020	2019
Increase in property, plant and equipment	$9,461,606	$9,461,544
Changes in other payables	(217,983)	853,843

	$9,243,623	$10,315,387

Increase in intangible assets	$48,467,328	$119,123
Changes in other assets	(1,000,000)	—

	$47,467,328	$119,123

For the six months ended June 30, 2020 and 2019, changes in liabilities arising from financing activities, including non-cash transactions, were as follows:

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operation Activities - Interest	Balance on June 30,
	2020	Activities	New Leases	Others	Paid	2020
Lease liabilities	$9,758,138	$(2,006,065)	$2,085,205	$(178,965)	$(42,020)	$9,616,293

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operation Activities - Interest	Balance on June 30,
	2019	Activities	New Leases	Others	Paid	2019
Lease liabilities	$10,340,057	$(1,962,191)	$1,721,063	$(322,503)	$(42,561)	$9,733,865

35.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

36.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

The Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated, no financial instruments need to be disclosed on balance sheet date.

b.	Financial instruments that are measured at fair values on a recurring basis

June 30, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$1,051	$—	$1,051
Listed stocks	7,439	—	—	7,439
Non-listed stocks	—	—	709,137	709,137

	$7,439	$1,051	$709,137	$717,627

Hedging financial assets	$—	$2,358	$—	$2,358

Financial assets at FVOCI
Listed stocks	$2,294,860	$—	$—	$2,294,860
Non-listed stocks	—	—	4,605,075	4,605,075

	$2,294,860	$—	$4,605,075	$6,899,935

December 31, 2019

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$53	$—	$53
Listed stocks	463	—	—	463
Non-listed stocks	—	—	778,105	778,105

	$463	$53	$778,105	$778,621

Hedging financial assets	$—	$327	$—	$327

Financial assets at FVOCI
Listed stocks	$2,453,616	$—	$—	$2,453,616
Non-listed stocks	—	—	4,815,301	4,815,301

	$2,453,616	$—	$4,815,301	$7,268,917

Financial liabilities at FVTPL
Derivatives	$—	$239	$—	$239

June 30, 2019

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,071	$—	$3,071
Non-listed stocks	—	—	508,262	508,262

	$—	$3,071	$508,262	$511,333

Hedging financial assets	$—	$1,803	$—	$1,803

Financial assets at FVOCI
Listed stocks	$2,594,041	$—	$—	$2,594,041
Non-listed stocks	—	—	4,055,344	4,055,344

	$2,594,041	$—	$4,055,344	$6,649,385

Financial liabilities at FVTPL
Derivatives	$—	$1,081	$—	$1,081

There were no transfers between Levels 1 and 2 for the six months ended June 30, 2020 and 2019.

The reconciliations for financial assets measured at Level 3 are listed below:

Six months ended June 30, 2020

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2020	$778,105	$4,815,301	$5,593,406
Recognized in profit or loss under “Other gains and losses”	(68,968)	—	(68,968)
Recognized in other comprehensive income under “Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income”	—	(210,226)	(210,226)

Balance on June 30, 2020	$709,137	$4,605,075	$5,314,212

Unrealized loss for the six months ended June 30, 2020	$(68,968)

Six months ended June 30, 2019

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2019	$517,362	$4,032,660	$4,550,022
Recognized in profit or loss under “Other gains and losses”	(9,100)	—	(9,100)
Recognized in other comprehensive income under “Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income”	—	22,684	22,684

Balance on June 30, 2019	$508,262	$4,055,344	$4,563,606

Unrealized loss for the six months ended June 30, 2019	$(9,100)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market or using assets approach. The significant unobservable inputs used were listed in the table below. A decrease in discount for the lack of marketability or noncontrolling interests discount would result in increases in the fair values.

	June 30, 2020	December 31, 2019	June 30, 2019
Discount for lack of marketability	13.73%-20.00%	13.73%-20.00%	12.73%-20.00%
Noncontrolling interests discount	21.45%-25.00%	21.45%-25.00%	24.41%-25.00%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase as below table. When related discounts increase, the fair value of equity investments would be the negative amount of the same amount.

	June 30, 2020	June 30, 2019
Discount for lack of marketability 5% decrease	$332,134	$267,094

Noncontrolling interests discount 5% decrease	$49,071	$16,991

Categories of Financial Instruments

	June 30, 2020	December 31, 2019	June 30, 2019
Financial assets

Measured at FVTPL
Mandatorily measured at FVTPL	$717,627	$778,621	$511,333
Hedging financial assets	2,358	327	1,803
Financial assets at amortized cost (Note a)	55,354,537	71,851,933	85,619,834
Financial assets at FVOCI	6,899,935	7,268,917	6,649,385

Financial liabilities

Measured at FVTPL
Held for trading	—	239	1,081
Measured at amortized cost (Note b)	80,650,223	34,433,210	70,092,211

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:	The balances included short-term loans, short-term bills payable, trade notes and accounts payable, payables to related parties, dividends payable, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and short-term bills payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Assets
USD	$6,099,642	$5,781,593	$7,988,274
EUR	17,666	11,792	28,083
SGD	220,321	224,501	80,183
JPY	22,051	17,092	23,986
RMB	20,249	8,854	2,787
Liabilities
USD	3,944,543	4,120,881	6,704,730
EUR	179,650	206,447	854,158
SGD	1,072,201	1,262,926	1,393,329
JPY	9,335	14,206	10,033
RMB	—	310	641

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Assets
USD	$583	$53	$—
EUR	2,826	327	4,874
Liabilities
USD	—	11	1,081
EUR	—	228	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY and RMB as listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Six Months Ended June 30
	2020	2019
Profit or loss
Monetary assets and liabilities (a)
USD	$107,755	$64,177
EUR	(8,099)	(41,304)
SGD	(42,594)	(65,657)
JPY	636	698
RMB	1,012	107
Derivatives (b)
USD	(7,174)	4,745
EUR	2,994	12,483
Equity
Derivatives (c)
EUR	9,149	6,408

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Fair value interest rate risk
Financial assets	$13,744,471	$30,946,503	$43,997,803
Financial liabilities	25,606,189	9,758,138	9,733,865
Cash flow interest rate risk
Financial assets	9,305,447	7,681,032	8,267,121
Financial liabilities	1,660,000	1,690,000	1,695,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $19,114 thousand and $16,430 thousand for the six months ended June 30, 2020 and 2019, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $35,829 thousand and $344,997 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2020. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $25,413 thousand and $332,469 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2019.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

June 30, 2020

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Add More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$30,140,105	$33,551,592	$2,589,525	$4,633,829	$—	$70,915,051
Floating interest rate instruments	0.77	10,000	—	50,000	1,600,000	—	1,660,000
Fixed interest rate instruments	0.63	—	—	16,000,000	—	—	16,000,000

		$30,150,105	$33,551,592	$18,639,525	$6,233,829	$—	$88,575,051

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	Add More than 5 Years	Total
Lease liabilities	$3,252,439	$4,305,632	$1,664,807	$564,111	$9,786,989

December 31, 2019

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Add More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$36,387,024	$—	$2,531,721	$4,747,644	$—	$43,666,389
Floating interest rate instruments	0.98	50,000	10,000	30,000	1,600,000	—	1,690,000

		$36,437,024	$10,000	$2,561,721	$6,347,644	$—	$45,356,389

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,309,578	$4,394,009	$1,581,034	$645,520	$9,930,141

June 30, 2019

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$35,156,343	$35,297,222	$1,001,603	$4,646,748	$—	$76,101,916
Floating interest rate instruments	0.98	—	—	95,000	1,600,000	—	1,695,000

		$35,156,343	$35,297,222	$1,096,603	$6,246,748	$—	$77,796,916

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	Add More than 5 Years	Total
Lease liabilities	$3,478,727	$4,340,808	$1,574,578	$660,675	$10,054,788

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2020

Gross settled

Forward exchange contracts
Inflow	$135,609	$252,119	$—	$—	$387,728
Outflow	135,141	249,178	—	—	384,319

	$468	$2,941	$—	$—	$3,409

December 31, 2019

Gross settled

Forward exchange contracts
Inflow	$25,566	$135,075	$—	$—	$160,641
Outflow	25,524	134,976	—	—	160,500

	$42	$99	$—	$—	$141

June 30, 2019

Gross settled

Forward exchange contracts
Inflow	$94,908	$378,526	$—	$—	$473,434
Outflow	95,989	373,652	—	—	469,641

	$(1,081)	$4,874	$—	$—	$3,793

2)	Financing facilities

	June 30, 2020	December 31, 2019	June 30, 2019
Facilities from unsecured bank loan and commercial paper payable
Amount used	$16,098,845	$120,681	$136,553
Amount unused	45,119,305	46,109,219	46,098,747

	$61,218,150	$46,229,900	$46,235,300

Secured bank loan facility
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	1,340,000	1,340,000	1,340,000

	$2,940,000	$2,940,000	$2,940,000

37.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate
Taiwan International Ports Logistics Corporation	Associate
International Integrated Systems, Inc.	Associate
Senao Networks, Inc.	Associate
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate
MeWorks Limited (HK)	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate

(Continued)

Company	Relationship
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT

(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Associates	$82,523	$57,874	$144,222	$125,055
Others	17,836	14,878	34,828	40,860

	$100,359	$72,752	$179,050	$165,915

	Operating Costs and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Associates	$153,715	$140,724	$327,665	$354,682
Others	3,597	3,906	59,290	66,088

	$157,312	$144,630	$386,955	$420,770

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Associates	$6,005	$(3,987)	$69,565	$(15,942)
Others	455	8	466	17

	$6,460	$(3,979)	$70,031	$(15,925)

3)	Receivables

	June 30, 2020	December 31, 2019	June 30, 2019
Associates	$21,635	$10,356	$16,192
Others	2,940	6,478	6,066

	$24,575	$16,834	$22,258

4)	Contract liabilities-current

	June 30, 2020	December 31, 2019	June 30, 2019
Associates	$304,762	$—	$—

5)	Payables

	June 30, 2020	December 31, 2019	June 30, 2019
Associates	$374,271	$650,617	$395,259
Others	2,811	3,366	3,256

	$377,082	$653,983	$398,515

6)	Customers’ deposits

	June 30, 2020	December 31, 2019	June 30, 2019
Associates	$5,163	$7,595	$6,864

7)	Acquisition of property, plant and equipment

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Associates	$12,608	$31,835	$25,603	$31,835

8)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	June 30, 2020	December 31, 2019	June 30, 2019
Lease liabilities - current	$179,482	$188,271	$194,101
Lease liabilities - noncurrent	890,465	1,023,889	1,147,832

	$1,069,947	$1,212,160	$1,341,933

The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2020 were $2,233 thousand and $4,645 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2019 were $2,835 thousand and $5,672 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Short-term employee benefits	$64,713	$59,379	$137,079	$135,414
Post-employment benefits	1,986	2,121	3,996	4,279
Share-based payment	21	64	41	132

	$66,720	$61,564	$141,116	$139,825

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performance of individual and market trends.

38.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	June 30, 2020	December 31, 2019	June 30, 2019
Property, plant and equipment	$2,476,567	$2,491,324	$2,506,081
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	2,850	2,500	2,500

	$4,478,150	$4,492,557	$4,507,314

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of June 30, 2020 were as follows:

a.	Acquisitions of land and buildings of $57,026 thousand.

b.	Acquisitions of telecommunications equipment of $20,350,917 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.	CHPT signed the contract for its headquarters construction amounting to $1,613,800 thousand in July 2017. The payment of $1,533,110 thousand has been made as of June 30, 2020.

40.	OTHER MATTERS

The Company has assessed the economic impact of COVID-19 and determined that there were no significant impacts on the Company’s financial statements as of the date the consolidated financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

41.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	June 30, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
USD	$205,860	29.63	$6,099,642
EUR	531	33.27	17,666
SGD	10,373	21.24	220,321
JPY	80,185	0.275	22,051
RMB	4,831	4.191	20,249
Non-monetary items
Investments accounted for using equity method
SGD	24,584	21.24	522,161
VND	284,392,174	0.0012	327,051

Liabilities denominated in foreign currencies

Monetary items
USD	133,127	29.63	3,944,543
EUR	5,400	33.27	179,650
SGD	50,480	21.24	1,072,201
JPY	33,946	0.275	9,335

	December 31, 2019
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
USD	$192,849	29.98	$5,781,593
EUR	351	33.59	11,792
SGD	10,076	22.28	224,501
JPY	61,929	0.276	17,092
RMB	2,057	4.305	8,854
Non-monetary items
Investments accounted for using equity method
SGD	22,483	22.28	500,930
VND	270,542,735	0.0012	316,535

(Continued)

	June 30, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies

Monetary items
USD	$137,454	29.98	$4,120,881
EUR	6,146	33.59	206,447
SGD	56,685	22.28	1,262,926
JPY	51,472	0.276	14,206
RMB	72	4.305	310

(Concluded)

	June 30, 2019
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
USD	$257,188	31.06	$7,988,274
EUR	794	35.38	28,083
SGD	3,491	22.97	80,183
JPY	82,997	0.289	23,986
RMB	616	4.521	2,787
Non-monetary items
Investments accounted for using equity method
SGD	23,548	22.97	540,889
VND	235,181,077	0.00121	284,569

Liabilities denominated in foreign currencies

Monetary items
USD	215,864	31.06	6,704,730
EUR	24,142	35.38	854,158
SGD	60,658	22.97	1,393,329
JPY	34,715	0.289	10,033
RMB	142	4.521	641

The unrealized foreign currency exchange losses were $13,282 thousand and $50,457 thousand for the three months ended June 30, 2020 and 2019, respectively. The unrealized foreign currency exchange gains and losses were gain of $46,477 thousand and loss of $11,063 thousand for the six months ended June 30, 2019 and 2018, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

42.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: None.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 6.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 36.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 8.

m.	Information of main stakeholders: Please see Table 9.

43.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
For the three months ended June 30, 2020
Revenues
From external customers	$15,691,493	$21,101,099	$7,429,377	$2,178,993	$1,406,902	$47,807,864
Intersegment revenues	3,965,171	386,895	941,066	516,746	1,281,236	7,091,114

Segment revenues	$19,656,664	$21,487,994	$8,370,443	$2,695,739	$2,688,138	54,898,978

Intersegment elimination						(7,091,114)

Consolidated revenues						$47,807,864

Segments operating costs and expenses	$13,234,068	$15,553,674	$3,188,101	$2,095,860	$3,113,891	$37,185,594

Segment income before income tax	$5,257,494	$2,565,956	$3,199,255	$281,687	$(361,163)	$10,943,229

For the six months ended June 30, 2020
Revenues
From external customers	$30,383,346	$43,641,876	$14,941,417	$4,415,103	$2,576,121	$95,957,863
Intersegment revenues	7,917,380	767,090	1,864,470	1,004,563	2,543,789	14,097,292

Segment revenues	$38,300,726	$44,408,966	$16,805,887	$5,419,666	$5,119,910	110,055,155

Intersegment elimination						(14,097,292)

Consolidated revenues						$95,957,863

Segments operating costs and expenses	$25,467,257	$32,249,775	$6,668,235	$4,315,469	$6,104,027	$74,804,763

Segment income before income tax	$10,426,778	$5,439,663	$6,233,738	$523,752	$(1,029,298)	$21,594,633

For the three months ended June 30, 2019
Revenues
From external customers	$15,920,907	$22,896,177	$7,258,322	$3,109,205	$923,564	$50,108,175
Intersegment revenues	3,957,999	351,741	969,877	560,937	1,108,678	6,949,232

Segment revenues	$19,878,906	$23,247,918	$8,228,199	$3,670,142	$2,032,242	57,057,407

Intersegment elimination						(6,949,232)

Consolidated revenues						$50,108,175

Segments operating costs and expenses	$13,243,483	$17,395,359	$3,270,705	$3,070,665	$2,819,215	$39,799,427

Segment income before income tax	$5,270,940	$2,698,589	$3,022,133	$265,362	$(488,746)	$10,768,278

For the six months ended June 30, 2019
Revenues
From external customers	$31,709,099	$47,377,272	$14,676,685	$5,880,093	$1,796,187	$101,439,336
Intersegment revenues	8,036,237	743,869	1,930,516	1,138,822	2,177,466	14,026,910

Segment revenues	$39,745,336	$48,121,141	$16,607,201	$7,018,915	$3,973,653	115,466,246

Intersegment elimination						(14,026,910)

Consolidated revenues						$101,439,336

Segments operating costs and expenses	$27,101,550	$35,753,292	$6,638,510	$5,868,125	$5,362,793	$80,724,270

Segment income before income tax	$9,939,748	$5,940,408	$6,032,868	$467,344	$(1,067,367)	$21,313,001

Main Products and Service Revenues

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Mobile services revenue	$14,011,222	$14,664,261	$28,295,872	$29,385,603
Sales of products	8,535,480	9,256,858	18,049,003	19,846,100
Local telephone and domestic long distance telephone services revenue	6,665,427	7,068,729	13,277,167	14,072,731
Broadband access and domestic leased line services revenue	5,604,889	5,546,228	11,146,045	11,059,202
Data communications internet services revenue	5,355,155	5,262,498	10,660,413	10,502,812
International network and leased line services revenue	1,019,305	2,061,473	2,098,628	3,872,354
Others	6,616,386	6,248,128	12,430,735	12,700,534

	$47,807,864	$50,108,175	$95,957,863	$101,439,336

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$561,906	$300,000	$300,000	$300,000	$—	5.34	$2,809,532	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	561,906	100,000	100,000	100,000	—	1.78	2,809,532	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2020				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$4,320,655	12	$4,320,655	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	251,072	4	251,072	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	17,084	17	17,084	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	4,530	2	4,530	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,411	2	4,411	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	600,000	458,065	13	458,065	—
	China Airlines Ltd.	—	Financial assets at FVOCI	263,622	2,161,702	5	2,161,702	Note 2
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	116,675	19.9	116,675	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	10,325	9	10,325	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	950	10	950	—
	WPG Holdings Limited	—	Financial assets at FVTPL - current	9	449	—	449	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	1,578	79,058	—	79,058	Note 2
	Taichung Commercial Bank Co., Ltd.	—	Financial assets at FVTPL - current	600	6,990	—	6,990	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	125,395	11	125,395	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,000	54,100	7	54,100	Note 2
Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets at FVOCI	—	5,050	5	5,050	—

Note 1:	Showed at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on June 30, 2020.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date		Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
								Property Owner	Relationship	Transaction Date	Amount
Chunghwa Telecom Co., Ltd.	Land that specific office building is located on	2020.05.06		$3,243,689	$1,056,680 to be paid	MOTC	Major Shareholder	None	None	None	None	Assessed value from National Property Administration	Operating purpose	None
Chunghwa Precision Test Tech. Co., Ltd.	Headquarters	2017.07.29 2019.12.25	-	1,460,105	Monthly settlement based on the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,364,237	2	30 days	$—	—	$139,510	1
			Purchase	315,198	1	30-90 days	—	—	(826,972)	(8)
	CHIEF Telecom Inc.	Subsidiary	Sales	180,851	—	30 days	—	—	56,272	2
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	679,429	1	30 days	—	—	(363,513)	(4)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	2,801,929	5	30-60 days	—	—	(520,494)	(5)
	Donghwa Telecom Co., Ltd.	Subsidiary	Purchase	230,374	—	90 days	—	—	(151,587)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	161,609	—	90 days	—	—	(38,181)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	109,913	—	30 days	—	—	(38,251)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	246,356	—	30-90 days	—	—	(173,192)	(2)
	International Integrated System, Inc.	Associate	Purchase	249,101	—	30 days	—	—	(38,091)	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,849,257	23	30-90 days	—	—	823,070	54
			Purchase	1,277,277	12	30 days	—	—	(130,414)	(8)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	135,936	1	30 days	—	—	(4,661)	—
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	127,869	11	60 days	—	—	34,425	15
			Purchase	180,596	27	30 days	—	—	(56,272)	(49)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	739,960	83	30 days	—	—	360,928	78
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,807,818	98	30-60 days	—	—	519,228	99
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	230,374	41	90 days	—	—	151,587	85
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	161,609	54	90 days	—	—	38,181	63
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	103,952	27	30 days	—	—	57,272	41

Note 1:	Purchases include costs to acquire services.

Note 2:

The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5:	All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$248,474 (Note 2)	10.94	$—	—	$55,965	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,028,910 (Note 2)	7.03	—	—	119,820	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	360,928 (Note 2)	2.91	—	—	159,815	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	519,228 (Note 2)	8.11	—	—	56,012	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	151,587 (Note 2)	3.34	—	—	110,061	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTEES IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of June 30, 2020			Net Income	Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2020	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	(Loss) of the Investee	Gain (Loss) (Notes 1, 2 and 3)	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,551,226	$150,166	$40,304	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,846,722	5,155	3,161	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,620,057	3,598	3,598	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	947,001	50,088	50,090	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	695,420	(24,765)	(16,118)	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	56	1,606,075	294,288	169,155	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	2,855,766	141,481	125,983	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	172,482	(944)	(944)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	390,374	123,395	111,735	Subsidiary (Note 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	183,673	6,834	6,337	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	97,549	1,016	1,016	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	378,258	34,186	35,306	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	80	283,814	59,675	47,854	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	111,138	2,011	2,011	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	41,941	41,941	8,251	56	115,627	24,864	13,934	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	120,338	8,485	8,659	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	66,316	(2,110)	(1,370)	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	83,225	6,961	6,961	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(7,045)	(4,433)	3,040	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	31	328,821	79,591	14,643	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2020			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				June 30, 2020	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	—	30	$327,051	$133,699	$40,129	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	236,322	73,797	52,647	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	166,123	50,580	15,106	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	213,834	81,451	24,435	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	66,684	66,684	7,898	23	242,402	(21,675)	(4,485)	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	53,712	10,223	2,734	Associate
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	15	2,536	(31,000)	(4,662)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	5,080	—	—	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	197,956	7,749	3,874	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	5,766	528	259	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	4,190,000	4,190,000	419,000	42	3,991,563	(197,147)	(82,605)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	918,370	152,334	51,478	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,333,620	2,333,620	77,775	100	328,364	(18,272)	(18,272)	Subsidiary (Note 5)
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	7	1,258	(31,000)	(2,074)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	364,950	14,752	96	243,323	(894)	(5,071)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	10,060	100	105,639	3,787	3,789	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	88,350	12,630	12,622	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	933	47	47	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	77,679	5,230	5,230	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	522,161	143,507	54,532	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,235,036	412,221	141,182	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	78,752	294,288	8,703	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	42,528	150,166	595	Associate (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of June 30, 2020
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2020	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$12,636	$12,636	400	100	$23,329	$(732)	$(732)	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,421	48	48	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	116,790	116,790	3,700	100	85,183	2,626	2,804	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	172,481	(942)	(942)	Subsidiary (Note 5)
	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,328,754	2,328,754	80,440	100	308,417	(18,397)	(18,397)	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	9,215	213	117	Subsidiary (Note 5)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	17,693	661	541	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	2,955	100	31,217	1,436	1,436	Subsidiary (Note 5)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	29,500	29,500	2,950	100	27,389	(1,831)	(1,831)	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	36,029	324	(1,091)	Associate

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 7.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2020	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2020	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2020	Accumulated Inward Remittance of Earnings as of June 30, 2020	Note
					Outflow	Inflow
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$—	$1,073,170	$—	100	$—	$—	$—	Notes 7 and 11
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(18,786)	100	(18,786)	30,570	—	Note 11
Senao International Trading (Shanghai) Co., Ltd. (Note 12)	Maintenance of information and communication technologies products	26,053	2	26,053	—	—	26,053	—	100	—	—	—	Notes 8 and 11
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	—	100	—	—	—	Notes 9 and 11
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(4,069)	100	(4,069)	39,291	—	Note 11
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 10 and 11
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(5,372)	100	(5,372)	19,998	—	Note 11
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	62,340	2	62,340	—	—	62,340	7,995	100	7,995	65,218	—	Note 11
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	4,850	49	2,376	12,902	—	Note 11

(Continued)

Investee	Accumulated Investment in Mainland China as of June 30, 2020	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,318,797	$2,318,797	$3,379,923
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	221,868,908
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	221,868,908
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	113,573	159,725	3,915,392
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,604,371

Note 1:	Investments are divided into three categories as follows:

a. Direct investment.
b. Investments through a holding company registered in a third region.
c. Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	The liquidation of Senao Trading (Fujian) Co., Ltd. was completed in May 2019.

Note 8:	The liquidation of Senao International Trading (Shanghai) Co., Ltd. was completed in March 2018.

Note 9:	The liquidation of Senao International Trading (Jiangsu) Co., Ltd. was completed in March 2019.

Note 10:	The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. was completed in December 2018.

Note 11:	The amount was eliminated upon consolidation.

Note 12:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

SIX MONTHS ENDED JUNE 30, 2020

(Amounts in Thousands of New Taiwan Dollars)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2020	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$139,510	—	—
					Accrued custodial receipts	108,964	—	—
					Accounts payable	826,972	—	—
					Amounts collected for others	205,839	—	—
					Revenues	1,364,237	—	1
					Operating costs and expenses	290,108	—	—
					Inventories	25,090	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	56,272	—	—
					Accounts payable	23,466	—	—
					Revenues	180,851	—	—
					Operating costs and expenses	61,685	—	—
			CHYP Multimedia Marketing & Communications Co., Ltd.	a	Amounts collected for others	21,120	—	—
					Revenues	15,907	—	—
					Operating costs and expenses	41,742	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	38,392	—	—
					Accounts payable	363,513	—	—
					Operating costs and expenses	567,494	—	1
					Inventories	111,935	—	—
					Property, plant and equipment	103,937	—	—
					Intangible assets	28,802	—	—
					Customers deposits	28,678	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	17,385	—	—
					Accounts payable	38,181	—	—
					Revenues	50,606	—	—
					Operating costs and expenses	161,609	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	28,339	—	—
					Accounts payable	151,587	—	—
					Revenues	99,023	—	—
					Operating costs and expenses	230,374	—	—
			Spring House Entertainment Tech. Inc.	a	Amounts collected for others	20,781	—	—
					Revenues	14,130	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Revenues	17,497	—	—
					Operating costs and expenses	45,898	—	—
			Light Era Development Co., Ltd.	a	Property, plant and equipment	45,100	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	39,409	—	—
					Accounts payable	54,689	—	—
					Revenues	34,826	—	—
					Operating costs and expenses	67,580	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Honghwa International Co., Ltd.	a	Accounts receivable	$63,103	—	—
					Accounts payable	520,494	—	—
					Revenues	52,713	—	—
					Operating costs and expenses	2,681,318	—	3
					Inventories	120,611	—	—
			Smartfun Digital Co., Ltd.	a	Operating costs and expenses	10,381	—	—
			Chunghwa Telecom (Thailand) Co., Ltd.	a	Operating costs and expenses	14,170	—	—
			CHT Security Co., Ltd.	a	Accounts payable	38,251	—	—
					Revenues	11,688	—	—
					Operating costs and expenses	78,543	—	—
					Inventories	31,370	—	—
					Other noncurrent assets	11,551	—	—
			Aval Technologies Co., Ltd.	a	Accounts payable	12,036	—	—
					Operating costs and expenses	77,266	—	—
					Customers deposits	13,827	—	—
			Senyoung Insurance Agent Co., Ltd.	a	Accounts receivable	53,377	—	—
					Revenues	47,760	—	—

	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	48,333	—	—

	2	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	c	Unearned receipts	14,552	—	—

	3	CHIEF Telecom Inc.	Chunghwa Telecom Singapore Pte., Ltd.	c	Revenues	20,405	—	—
					Operating costs and expenses	37,409	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company.
b. Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a. The Company to subsidiaries.
b. Subsidiaries to the Company.
c. Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2020, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the six months ended June 30, 2020.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

JUNE 30, 2020

	Shares
Name of Major Stockholders	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communication	2,737,718,976	35.29

Shin Kong Life Insurance Co., Ltd.	629,502,184	8.11

Note:	This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.